

16013104

ES
E COMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street
(No. and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (888) 407-8198
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2301 East Paris Avenue SE	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2015 AND 2014

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2015 AND 2014


EHTC
CPAs & Business Consultants

Echelbarger, Himebaugh, Tamm & Co., P.C.
2301 East Paris Ave SE, Grand Rapids, MI 49546
PO Box 1154, Gaylord, MI 49735
616.575.3452 info@ehtc.com www.ehtc.com

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

ANGELA M VERSLUIS
Notary Public, State of Michigan
County of Kent
My Commission Expires Aug. 04, 2018
Acting in the County of Kent

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHTC
CPAs & Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statement of financial condition of USA Financial Securities Corporation as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and changes in financial condition for the years ended December 31, 2015 and 2014 then ended. These financial statements are the responsibility of USA Financial Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules have been subjected to audit procedures performed in conjunction with the audit of USA Financial Securities Corporation's financial statements. The supplemental information is the responsibility of USA Financial Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
■ P.O. Box 1154, Gaylord, MI 49734

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Form X-17A-5 Part III and the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Form X-17A-5 Part III and the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

February 24, 2016

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2015	December 31, 2014
Cash	$ 513,007	$ 803,301
Receivables:		
Commissions	1,134,934	1,089,235
Related parties	105,105	73,294
Representatives	23,483	37,037
Other	119,155	21,965
Prepaid expenses	339,186	322,417
Office furniture and equipment, at cost, less accumulated depreciation of $9,227 and $8,669, respectively	826	3,809
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	519,420	237,017
CRD accounts	13,400	12,445
Available-for-sale securities	74,196	10,751
TOTAL ASSETS	$ 2,867,712	$ 2,636,271

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
LIABILITIES:		
Accounts payable:		
Representatives	$ 1,077,879	$ 1,033,224
Related party	137,687	72,069
Trade	33,517	20,339
Accrued expenses:		
Leased employees - related party	105,055	95,761
Other	33,957	22,780
Note payable	110,745	110,758
Representative errors and omissions insurance deposits	10,764	2,691
Operational accounts - Pershing	18,403	9,914
Total Liabilities	1,528,007	1,367,536
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	651,685	583,291
Accumulated other comprehensive income	3,020	444
Total Stockholders' Equity	1,339,705	1,268,735
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,867,712	$ 2,636,271

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF INCOME

	For year ended December 31,			
	2015		2014	
REVENUES:				
Investment company revenue	$ 548,197	2.83 %	$ 493,513	2.94 %
Fees for account supervision	7,736,846	40.00	6,092,125	36.30
Other revenue	11,059,203	57.17	10,196,678	60.76
Total Revenues	19,344,246	100.00	16,782,316	100.00
EXPENSES:				
Salaries and other employment costs for officers	213,857	1.11	211,057	1.26
Other employment compensation and benefits	1,317,718	6.81	1,175,694	7.01
Interest expense	4,723	0.02	4,363	0.03
Regulatory fees and expenses	215,666	1.11	181,223	1.08
Other expenses	17,165,797	88.74	14,752,152	87.90
Total Expenses	18,917,761	97.79	16,324,489	97.28
Income Before Income Taxes	426,485	2.21	457,827	2.72
INCOME TAXES	22,401	0.12	23,075	0.14
NET INCOME	$ 404,084	2.09 %	$ 434,752	2.58 %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in
	Shares	Amount	Capital
Balance at January 1, 2014	12,000	$ 200,000	$ 485,000
Additional paid in capital	-	-	-
Dividends	-	-	-
COMPREHENSIVE INCOME:			
Net income	-	-	-
Change in unrealized gain on securities available-for-sale	-	-	-
Total Comprehensive Income			
Balance at December 31, 2014	12,000	200,000	485,000
Dividends	-	-	-
COMPREHENSIVE INCOME:			
Net income	-	-	-
Change in unrealized gain on securities available-for-sale	-	-	-
Total Comprehensive Income			
Balance at December 31, 2015	12,000	$ 200,000	$ 485,000

See Independent Auditor's Report
See notes to financial statements

Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
$ 273,539	$ 2	$ 958,541
-	-	-
(125,000)	-	(125,000)
434,752	-	434,752
-	442	442
		435,194
583,291	444	1,268,735
(335,690)	-	(335,690)
404,084	-	404,084
-	2,576	2,576
		406,660
$ 651,685	$ 3,020	$ 1,339,705

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

	For year ended December 31, 2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 404,084	$ 434,752
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	1,892	2,050
Loss on disposal of property and equipment	1,091	-
(Increase) decrease in:		
Receivables	(161,146)	(422,019)
Prepaid expenses	(16,769)	(16,263)
Operational accounts (assets)	(282,403)	(216,937)
CRD Daily account	(955)	(3,244)
Increase (decrease) in:		
Accounts payable	123,451	379,819
Accrued expenses	20,471	93,686
Operational accounts (liabilities)	8,489	-
Other liabilities	8,073	189
NET CASH PROVIDED BY OPERATING ACTIVITIES	106,278	252,033
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Securities	(60,869)	-
NET CASH USED BY INVESTING ACTIVITIES	(60,869)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable	165,000	165,000
Payments on note payable	(165,013)	(161,644)
Dividends paid	(335,690)	(125,000)
NET CASH USED BY FINANCING ACTIVITIES	(335,703)	(121,644)
(DECREASE) INCREASE IN CASH	(290,294)	130,389
CASH, Beginning of Year	803,301	672,912
CASH, End of Year	$ 513,007	$ 803,301

	For year ended December 31,	
	2015	2014
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 4,723	$ 4,363
Income Taxes	$ 22,401	$ 23,075

See Independent Auditor's Report
See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2015 and 2014.

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of publicly and non-publicly traded Real Estate Investment Trusts (REITs) are carried at market value. Realized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Unrealized holding gains and losses are recognized as a net amount in a separate component of stockholders' equity. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total other comprehensive income for the years ended December 31, 2015 and 2014 was $2,576 and $442 which consists of unrealized gains/losses on available-for-sale securities.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2015 and 2014.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS). Depreciation expense totaled $1,892 and $2,050, respectively for the years ended December 31, 2015 and 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SOFTWARE

Software is amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2012 and state tax examinations for years before 2011.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2015 and 2014, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

The Company is a wholly-owned subsidiary of USA Financial Corporation. The Company has transactions with USA Financial Corporation and its other subsidiaries: USA Financial Team Corporation, USA Financial Insurance Services Corporation, USA Financial Portformulas Corporation, USA Financial Plug-N-Run Corporation and USA Financial Media Corporation. In addition, the Company has transactions with another related party, USA Financial Equity, LLC. Please see note 11 for additional related party information.

3. CASH

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2015 and 2014, respectively, the Company bank balance totaled $559,325 and $823,996 of which $0 and $239,729 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2015 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 6,196	$ -
Xenia Hotels & Resorts, Inc.	4,554	2,959	(1,595)
AR Capital American Finance Trust, Inc.	30,905	32,148	1,243
AR Capital Healthcare Trust, Inc.	29,965	32,893	2,928
	$ 71,620	$ 74,196	$ 2,576

Available-for-sale securities at December 31, 2014 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
Inland American Real Estate Trust	$ 10,307	$ 10,751	$ 444

The Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

5. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

6. ADVERTISING COSTS

Advertising expense charged to operations totaled $197,212 and $130,828 for the years ended December 31, 2015 and 2014, respectively.

7. SOFTWARE

Software is being amortized over three years using the straight line method. All software costs were fully amortized as of December 31, 2015 and 2014.

8. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $18,751 including interest at 5.44% and matures in July 2016. As of December 31, 2014, the note required monthly payments of $18,759 including interest at 5.54% and had a maturity date of July 2015.

9. INCOME TAXES

The Company files as a Qualified Subchapter S Subsidiary of an S-corporation and records its share of state tax expense separate from its parent.

Provision for income taxes consists of the following:

	For years ended December 31,	
	2015	2014
Other states	$ 22,401	$ 23,075

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is an S corporation which does not pay federal corporate income taxes. Because the Company is an S Corporation, the Company is not subject to the Michigan Corporate Income Tax (CIT). The Company remains subject to other state income taxes in 2015.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $330,142 which was $228,275 in excess of the required net capital of $101,867, and the Company's aggregate indebtedness to net capital ratio was 4.63 to 1. At December 31, 2014, the Company had net capital of $677,301 which was $586,132 in excess of the required net capital of $91,169, and the Company's aggregate indebtedness to net capital ratio was 2.02 to 1.

11. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial Insurance Services Corporation on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable is $68,362 and $66,125 at December 31, 2015 and 2014, respectively. Total expenses reimbursed for the year ended December 31, 2015 and 2014 were $574,801 and $445,503, respectively.

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services Corporation. The revenue sharing agreement generated $693,826 and $621,531 of the Company's revenues for the years ended December 31, 2015 and 2014, respectively. The unpaid portion of this income included in accounts receivable is $78,664 and $57,294 at December 31, 2015 and 2014, respectively.

The Company reimburses USA Financial Corporation (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $0 for each year ended December 31, 2015 and 2014. Total expenses reimbursed for the year ended December 31, 2015 and 2014 was $5,293 and $4,080, respectively. In addition to reimbursed expenses, the Company paid Parent Company $178,500 and $120,000 in management fees for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014 there is a receivable balance owed to the Company from Parent Company of $0 and $16,000, respectively for allocation of taxes overpaid during the year.

The Company engages in business with USA Financial Portformulas Corporation. The revenue generated from this business totaled $3,438,586 and $3,208,733 for the years ended December 31, 2015 and 2014, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $276,279 and $303,670 at December 31, 2015 and 2014, respectively. Total fees expensed by the Company to USA Financial Portformulas Corporation for account management was $175,335 and $0 for the years ended December 31, 2015 and 2014, respectively. The unpaid portion of these expenses included in accounts payable at December 31, 2015 and 2014 is $29,716 and $0, respectively.

The Company receives marketing support services from USA Financial Plug-N-Run Corporation. A total of $74,000 and $24,000 was charged to expense under this agreement during for the years ended December 31, 2015 and 2014, respectively. The Company reimburses USA Financial Plug-N-Run Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the year ended December 31, 2015 and 2014 were $183,589 and $62,813, respectively. The unpaid portion of the marketing support and/or these expenses included in accounts payable at year end is $32,404 and $1,144 at December 31, 2015 and 2014, respectively. Additionally, the Company receives reimbursement from USA Financial Plug-N-Run Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $212,858 and $0 for the years ended December 31, 2015 and 2014, respectively. The total expense reimbursement in Accounts Receivable is $26,441 and $0 at December 31, 2015 and 2014, respectively.

11. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company rents office space on a month-to-month basis from USA Financial Equity, LLC. A total of $161,700 and $134,200 was charged to expense under this agreement during the years ended December 31, 2015 and 2014, respectively.

The Company receives advertising and marketing support services from USA Financial Media Corporation. A total of $12,000 was charged to expense under this agreement for the years ended December 31, 2015 and 2014. Additionally, the Company reimburses USA Financial Media Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the year ended December 31, 2015 and 2014 were $26,590 and $20,841 respectively. The unpaid portion of the support services and/or these expenses included in accounts payable is $4,148 and $0 at December 31, 2015 and 2014, respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, a management fee, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2015 and 2014 were $1,540,706 and $1,398,890, respectively. Accrued leased employee expense totaled $105,055 and $95,761 at December 31, 2015 and 2014, respectively. The unpaid portion of this other leased employee expenses included in accounts payable is $3,057 and $3,944 at December 31, 2015 and 2014, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team Corporation. These related representatives generated $32,899 and $23,571 in revenue during the years ended December 31, 2015 and 2014, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $1,032 and $1,671 at December 31, 2015 and 2014, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

	For years ended December 31,	
	2015	2014
Related representative commission expense	$ 26,486	$ 19,041

Of the total charged to commission expense, there was $826 and $1,320 due to these representatives at December 31, 2015 and 2014, respectively.

12. OPERATING LEASES

The Company rents various online applications under one year operating leases and other operating leases expiring at various dates. Most of the leases contain automatic renewal options of one year periods unless notice of cancellation is provided by the Company. Some of the leases have a minimum payment and/or are contingent on users and other variables. Total rental expense was $395,413 and $324,996 for the years ended December 31, 2015 and 2014, respectively.

13. MAJOR PRODUCTS

For the year ended December 31, 2015 the Company's revenues were substantially from four product types which accounted for approximately 64% of revenues. For the year ended December 31, 2014, the Company's revenues were substantially from three product types which accounted for approximately 59% of revenues.

14. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2016, the date the financial statements were available to be issued.

15. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. In addition, the Company is also involved in routine regulatory examinations. Management believes, based on the advice of legal counsel, that such litigation and claims and regulatory examinations will be resolved without a material effect on the Company's financial position.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

NET CAPITAL:		
Total stockholders' equity	$	1,339,705
Total capital qualified for net capital		1,339,705
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions	$	336,727
Related party		105,105
Representatives		23,482
Other		119,155
Prepaid expenses		339,186
Available-for-sale securities		71,238
Haircut on Position(s)		444
CRD accounts		13,400
Office furniture and equipment, net of accumulated depreciation		826
TOTAL NET CAPITAL	$	330,142
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$	1,249,083
Accrued expenses:		
Leased employees - related party		105,055
Other		33,957
Note payable		110,745
Representative errors and omissions insurance deposits		10,764
Operational accounts - Pershing		18,403
TOTAL AGGREGATE INDEBTEDNESS	$	1,528,007
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	50,000
Minimum net capital required	$	101,867
Excess net capital at 1,500 percent	$	228,275
Excess net capital at 1,000 percent	$	177,340
Ratio: Aggregate indebtedness to net capital		4.63 to 1

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE II –
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

February 24, 2016

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (the Company), as of and for the years ended December 31, 2015 and 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
■ P.O. Box 1154, Gaylord, MI 49734

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2015 and 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.

EHTC
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2016

To the Board of Directors
USA Financial Securities Corporation
6020 Fulton Street
Grand Rapids, MI

We have reviewed management's statements, included in the accompanying USA Financial Securities Corporation Exemption Report, in which (1) USA Financial Securities Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which USA Financial Securities Corporation claimed an exemption from SEC Rule 15c3-3, *Customer Protection,* 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provision") and (2) USA Financial Securities Corporation stated that USA Financial Securities Corporation met the identified exemption provision throughout the most recent fiscal year except as described in its exemption report. USA Financial Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about USA Financial Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
Info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
■ P.O. Box 1154, Gaylord, MI 49734

USA FINANCIAL SECURITIES CORPORATION

2015 Exemption Report

SEC Rule 17a-5(d)(1) and (4)

USA Financial Securities Corporation, headquartered at 6020 East Fulton Street, Ada, Michigan 49301 (the "*Company*"), is a broker-dealer registered with the Securities and Exchange Commission ("*SEC*") and subject to Rule 17a-5, *Reports to be made by certain brokers and dealers* (17 C.F.R. §240.17a-5). This Exemption Report was prepared solely for the purposes of compliance with SEC Rule 17a-5(d)(1) and (4), 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from SEC Rule 15c3-3, *Customer Protection*, 17 C.F.R. § 240.15c3-3, under subsection (k)(2)(ii), 17 C.F.R. § 240.15c3-3 (k)(2)(ii), with respect to all of its fiscal year ended on December 31, 2015.

2. The Company met the identified exemption provisions in subsection (k)(2)(ii), 17 C.F.R. § 240.15c3-3 (k)(2)(ii), throughout its fiscal year ended on December 31, 2015, except as described in Exhibit A, attached hereto and incorporated by reference herein.

I, Andrea McGrew, being the Company's Chief Legal Officer and Chief Compliance Officer, affirm that, to my best knowledge and belief, this Exemption Report, including Exhibit A and Exhibit B is true and correct.

USA FINANCIAL SECURITIES CORPORATION

Dated: February 10, 2016



Andrea McGrew, Chief Legal Officer and
Chief Compliance Officer

USA Financial Securities Corporation
2015 Exemption Report

EXHIBIT A - EXCEPTIONS

Policies and Internal Controls

The Company claims an exemption from the requirements of SEC Rule 15c3-3 based upon the provisions of subsection (k)(2)(ii). The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company's written supervisory policies and procedures require its associated persons to promptly transmit all customer funds and securities to the Company's clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer, as provided in SEC Rule 15c3-3(k)(2)(ii).

SEC Release No. 34-70073, *Broker-Dealer Reports*, July 30, 2013 ("*Adopting Release*"), states in relevant part that, "The Commission expects that non-carrying broker-dealers generally track exceptions as part of monitoring compliance with the exemption provisions in paragraph (k) of Rule 15c3-3." (at fn. 183, p. 45). Consistent with the SEC's expectations, the Company maintains the following internal controls to supervise, test, take corrective actions, and preserve associated books and records pertaining to compliance with the conditions in Rule 15c3-3(k)(2)(ii):

- Firm Check Blotter; Locked Safekeeping: The Company logs all checks received and forwarded on our home office check blotter. While checks are held in the home office pending completion of new client intake, antimoney laundering, principal suitability review, and transaction processing procedures, as applicable, customer checks are kept under controlled lock and key.

- Registered Representative ("RR") Check Blotter: Each RR is required to enter the date checks were received on his/her personal check blotter. Once the check arrives at the Company's home office, the home office receipt date is automatically populated into the RR's personal check blotter from our firm's home-office check blotter.

- Quarterly/Monthly Reviews: The Company reviews our RRs' personal check blotters to identify instances of a check being held longer than the proscribed period. During 2015, the Company reviewed these blotters on a quarterly cycle and recently increased this to a monthly review cycle going forward.

- Annual Testing: On an annual basis, the Company conducts testing to assess whether our procedures are adequately designed and working properly.

- Training: The Company instructs RRs during training and periodically reminds our RRs of their obligation to promptly forward customer checks to the home office.

- Disciplinary Warnings and Actions: If a pattern of exceptions are identified, the Company sends the affected RR a caution letter. If exceptions recur, additional disciplinary action may be taken, including but not limited to, fines, suspension and termination.

Exceptions

The Company's policies, procedures, and internal controls, described above, identified the following exceptions in promptly forwarding checks during the Company's fiscal year ended December 31, 2015. During 2015, the Company processed 3,605 customer checks. The Company experienced 22 exceptions in handling and processing customer checks through the home office in accordance with applicable time limits (please see the attached home office tracking spreadsheet, labeled Exhibit A, for exception details). Additionally, we identified the following exceptions in promptly forwarding checks from a branch office to the home office (see the attached branch office tracking spreadsheet, labeled Exhibit B, for exception details).

Exhibit A

Audit Period	Rep Name	Received	Forwarded	Check No.	Type	Forwarded To	Amount	Product Type	ID	Business Days Held
2015-01	E92	1/2/2015	1/6/2015	1433	Purchase	Pershing	$15,000.00	Brokerage Account	100023	2
2015-01	E45	1/22/2015	2/4/2015	633	Purchase	Trust Company of America	$30,000.00	Other	100916	9
2015-01	C39	1/28/2015	2/3/2015	7835	Purchase	Athene	$17,099.84	EIA	101183	4
2015-02	E86	2/18/2015	2/20/2015	8299	Purchase	GALIC	$400,000.00	EIA	102106	2
2015-02	E28	2/19/2015	3/2/2015	1207	Log Check to USA-FS	ALLIANZ LIFE	$13,000.00	EIA	102140	7
2015-03	E92	3/9/2015	3/12/2015	4515	Purchase	Nationwide	$250,000.00	EIA	102845	3
2015-03	E92	3/9/2015	3/12/2015	7318/421	Purchase	Natioanwide	$250,000.00	EIA	102844	3
2015-03	C58	3/10/2015	3/20/2015	4265	Purchase	American Equity	$50,000.00	EIA	102878	8
2015-03	F31	3/20/2015	3/25/2015	876	Log Check to USA-FS	Nationwide	$100,000.00	EIA	103468	3
2015-04	B65	4/6/2015	4/8/2015	431	Purchase	Jackson National Life	$5,000.00	Variable Annuity	103925	2
2015-04	E26	4/10/2015	4/14/2015	5907	Log Check to USA-FS	portformula	$245,000.00	AUM (3rd Party Manager)	104288	2
2015-04	B70	4/13/2015	4/15/2015	1509	Log Check to USA-FS	Pershing	$3,500.00	Brokerage Account	104345	2
2015-04	E42	4/13/2015	4/15/2015	3771	Log Check to USA-FS	PRUCO (prudential servicing ag.)	$6,000.00	Variable Annuity	104430	2
2015-04	E48	4/22/2015	4/24/2015	1884	Purchase	Flexible Plan Investments	$250,000.00	AUM (3rd Party Manager)	104890	2
2015-04	E48	4/22/2015	4/24/2015	1885	Purchase	American Realty Capital	$50,000.00	Alternative Investments	104895	2
2015-04	F30	4/23/2015	4/28/2015	1288	Purchase	RS Investments	$1,000.00	Mutual Fund	104801	3
2015-04	E61	4/30/2015	5/4/2015	3390	Purchase	Curian Capital	$100,000.00	AUM (3rd Party Manager)	105195	2
2015-05	E85	5/5/2015	5/28/2015	0001274915	Transfer	Pershing	$18,256.37	Brokerage Account	105304	16

2015-05	C89	5/8/2015	5/12/2015	1280	Purchase	Pershing	$15,000.00	Brokerage Account	105489	2
2015-05	E86	5/6/2015	5/11/2015	4058	Log Check to USA-F5	ALLIANZ LIFE	$73,000.00	EIA	105338	3
2015-05	F29	5/13/2015	5/29/2015	0025342484	Purchase	Pershing	$20,876.36	Brokerage Account	105652	11
2015-09	E88	9/22/2015	9/29/2015	442	Purchase	American Realty Capital	$50,000.00	Alternative Investments	111706	5

Exhibit B

Audit Period	Rep ID	Received	Forwarded	Days Held	Check No.	Type	Forwarded To	Account Number	Amount	Product Type	ID	Corrective Action Taken
2015-01	E42	1/27/2015	1/29/2015	2	1207	Purchase	USA-FS	Not Yet Issued	$50,000.00	EIA	101403	Warning Email & Call 2/4/2015
2015-02	B65	2/11/2015	2/15/2015	2	0480238606	Purchase	USA-FS	Not Yet Issued	$332,741.88	Variable Annuity	101955	Warning Email & Call 3/4/2015
2015-03	B70	3/12/2015	3/14/2015	2	921169260	Purchase	USA-FS	4U6108377	$3,255.60	Brokerage Account	103200	Warning Email & Call 4/1/2015
2015-03	B70	3/12/2015	3/14/2015	2	0000138407	Purchase	USA-FS	4U6108377	$12,137.04	Brokerage Account	103201	Warning Email & Call 4/1/2015
2015-03	F07	3/26/2015	3/30/2015	2	4031	Advisory Fee	USA-FS	IAR-PEARL-49296	$1,200.00	Advisory Fee	103776	Warning Email & Call 4/1/2015
2015-04	E90	4/28/2015	5/4/2015	4	12544	Log Check to USA-FS	USA Financial	4U6090278	$6,250.00	Brokerage Account	105301	Warning Email & LM 5/13/15
2015-05	E85	3/31/2015	5/6/2015	25	2220	Purchase	USA-FS	J63016125	$6,500.00	Brokerage Account	105403	Call on 5/7/15 and Warning Email 6/8/15
2015-05	E85	3/31/2015	5/6/2015	25	2219	Purchase	USA-FS	J63016133	$6,500.00	Brokerage Account	105404	Call on 5/7/15 and Warning Email 6/8/15
2015-06	E69	6/1/2015	6/3/2015	2	1616	Advisory Fee	USA-FS	IAR-JOHNSTON-50	$1,650.00	Advisory Fee	106486	Warning Email 7/8/15
2015-07	C77	7/27/2015	7/30/2015	3	62-38/311	Purchase	USA-FS	546600	$41,738.38	AUM (3rd Party Manager)	108833	Caution Letter 8/12/15 & $500 Fine
2015-09	F17	9/24/2015	9/28/2015	2	1297	Purchase	USA-FS	071210239	$30,228.00	EIA	112125	N/A - RR Terminated 10/12/15
2015-09	F17	9/24/2015	9/28/2015	2	4574590	Purchase	USA FS	071210239	$957,723.54	EIA	112123	N/A - RR Terminated 10/12/15
2015-09	D85	9/28/2015	9/30/2015	2	3584	Purchase	USA-FS	IAR-BARDELMEIER	$1,195.00	Advisory Fee	112271	10/2/15 Call and Warning Email 10/14/15
2015-11	A49	11/9/2015	11/11/2015	2	9554	Purchase	USA-FS	Not Yet Issued	$15,000.00	Variable Annuity	114131	Warning Email & LM 12/2/15
2015-12	F43	12/2/2015	12/4/2015	2	112	Advisory Fee	USA-FS	IAR-WILLIAMS-55	$150.00	Advisory Fee	114970	Warning Email 1/6 (MC called 12/7)
2015-12	C06	12/8/2015	12/10/2015	2	1025	Purchase	USA-FS	Not Yet Issued	$20,000.00	EIA	115309	Warning Email 1/6 (MA called 12/14)
2015-12	C06	12/8/2015	12/10/2015	2	103	Purchase	USA-FS	1192072240	$30,000.00	EIA	115308	Warning Email 1/6 (MA called 12/14)



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

February 24, 2016

Board of Directors
USA Financial Securities Corporation
6020 East Fulton Street
Ada, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by USA Financial Securities Corporation (Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs and printouts of online bank statements) noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (the Company's year-end audited income statement) supporting the adjustments noting no differences; and

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
■ P.O. Box 1154, Gaylord, MI 49734

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.